Exhibit P

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2005 on Form 18-K filed with the SEC on June 30, 2006, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Recent Political Developments

In June 2006, the National Congress approved the formation of a parliamentary commission of inquiry (CPI) to investigate allegations of irregularities in ambulance purchases. On August 21, 2006, the Federal Senate announced that three Senators would be subject to investigation through the CPI. On August 22, 2006, the Ethics Committee of the Chamber of Deputies announced that 67 of its members would be investigated, bringing the total to 70. If found guilty, the Congressmen would be subject to expulsion.

In September 2006, members of the Workers Party (Partido dos Trabalhadores, or PT), a party that President Luiz Inácio Lula da Silva founded in 1980, were caught attempting to use U.S.$770,000 in cash to purchase a dossier that they believed would incriminate the political party of Geraldo Alckmin, Mr. da Silva’s leading challenger in the October 1, 2006 presidential election. Following news reports of that attempt, Mr. da Silva fired his campaign manager.

In the first round of the presidential election on October 1, 2006, President da Silva received 48.6% of the votes cast, while Mr. Alckmin received 41.6%, with the remainder divided between six other candidates. Because neither Mr. da Silva nor Mr. Alckmin received a majority of the votes cast, they faced each other in a runoff election on October 29, 2006. In that runoff election, Mr. da Silva received 60.8% of the votes cast and was reelected President of Brazil.

Mr. da Silva is a member of the Worker’s Party. Following the October 2006 elections, Mr. da Silva’s party held 16.2% of the seats in the Chamber of Deputies and 12.3% of the seats in the Senate. Because the Worker’s Party holds a minority of the seats in each house of Congress, the success of Mr. da Silva’s initiatives will depend, in part, on his ability to form coalitions with members of other political parties.

Balance of Payments; Foreign Trade; International Reserves

During the first nine months of 2006, Brazil registered an accumulated trade surplus of approximately U.S.$34.0 billion, versus an accumulated trade surplus of approximately U.S.$32.6 billion for the corresponding period in 2005. Exports for the first nine months of 2006 totaled U.S.$100.7 billion, a 16.1% increase over the corresponding period of 2005, while imports totaled U.S.$66.7 billion, a 23.4% increase from the U.S.$54.1 billion recorded for the corresponding period in 2005. The trade balance during the first nine months of 2006 resulted in an accumulated current account surplus of approximately U.S.$10.1 billion, compared to an accumulated surplus of approximately U.S.$11.0 billion for the corresponding period of 2005. The accumulated balance of payments surplus was approximately U.S.$18.5 billion for the first nine months of 2006 compared to an accumulated surplus of approximately U.S.$7.1 billion for the corresponding period of 2005.

Preliminary trade figures for October 2006 indicate that Brazil registered an accumulated trade surplus of approximately U.S.$37.9 billion for the first ten months of 2006 versus an accumulated trade surplus of approximately U.S.$36.3 billion for the corresponding period in the previous year. Exports for the first ten months of 2006 totaled U.S.$113.4 billion, a 17.3% increase over the U.S.$96.6 billion recorded in the corresponding period of 2005. Imports for the first ten months of 2006 totaled U.S.$75.5 billion, a 25.1% increase from the U.S.$60.3 billion recorded in the corresponding period of 2005.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$49.3 billion on December 31, 2003, U.S.$52.9 billion on December 31, 2004, U.S.$53.8 billion on December 30, 2005 and U.S.$78.2 billion on October 31, 2006.

On August 3, 2006, President da Silva issued Provisional Measure No. 315, which permits Brazilian exporters to keep their export revenues abroad, subject to limits fixed by the National Monetary Council of Brazil, and to use such funds for purposes of investment and debt service. Previously, such exporters were required to repatriate 100% of their export earnings. Funds held abroad would be exempt from the provisional financial contribution levy (CPMF). National Monetary Council of Brazil Resolution No. 3,389 dated August 3, 2006 limits the amount that Brazilian exporters can maintain abroad to 30% of their export revenues. The measures are intended to lower exporters’ costs.

Gross Domestic Product

Brazil’s GDP grew by 2.2% during the first half of 2006 relative to the corresponding period of 2005. The industrial, services and agricultural sectors increased 2.6%, 2.3% and 0.3%, respectively, during the first half of 2006 relative to the corresponding period of the previous year. During the second quarter of 2006, GDP rose 0.5% relative to the immediately preceding quarter. The agricultural and services sectors increased 0.8% and 0.6%, respectively, while the industrial sector declined 0.3% during the second quarter of 2006 relative to the immediately preceding quarter. With respect to demand, investments in manufacturing plants, machinery and capital equipment fell 2.2% during the second quarter of 2006 relative to the immediately preceding quarter, while household consumption rose by 1.2% using the same base of comparison.

Prices

The broad consumer rate index, or IPCA, rose 9.3% in 2003, 7.6% in 2004, 5.7% in 2005 and 3.7% in the twelve-month period ended September 30, 2006.

The inflation rate (as measured by IGP-DI) rose 7.7% in 2003, 12.1% in 2004, 1.2% in 2005 and 3.3% in the twelve-month period ended October 31, 2006.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$2.8892 to U.S.$1.00 on December 31, 2003, R$2.6544 to U.S.$1.00 on December 31, 2004, R$2.3407 to U.S.$1.00 on December 30, 2005 and R$2.1430 to U.S.$1.00 on October 31, 2006.

Employment

After declining from 13.1% in April 2004 to 9.6% in December 2004, the unemployment rate in Brazil’s six largest metropolitan areas rose to 10.8% in April 2005 before falling to 9.4% in June 2005. The unemployment rate remained relatively constant through November 2005 before declining to 8.3% in December 2005. The unemployment rate rose again to 10.0% in September 2006.

Foreign Investment

During the first nine months of 2006, net foreign direct investment totaled approximately U.S.$11.9 billion, compared with approximately U.S.$11.7 billion of such investment registered during the corresponding period of 2005.

Monetary Policy

Between February 19, 2003 and April 14, 2004, the Central Bank reduced the Over/Selic rate target from 26.5% to 16%. In an effort to manage inflationary expectations, the Central Bank increased its

Over/Selic rate target from 16% to 19.75% between September 15, 2004 and May 18, 2005. After leaving the Over/Selic rate target unchanged on June 15, 2005, July 20, 2005 and August 17, 2005, the Central Bank reduced its Over/Selic target to 19.50% on September 14, 2005, 19.0% on October 19, 2005, 18.5% on November 23, 2005, 18.0% on December 14, 2005, 17.25% on January 18, 2006, 16.5% on March 8, 2006, 15.75% on April 19, 2006, 15.25% on May 31, 2006, 14.75% on July 19, 2006, 14.25% on August 31, 2006 and 13.75% on October 18, 2006.

Public Finance

During the nine-month period ended September 30, 2006, Brazil’s accumulated consolidated public sector primary surplus was R$80.5 billion (5.3% of GDP), compared with the R$86.5 billion (6.1% of GDP) consolidated public sector primary surplus for the corresponding period in 2005. The accumulated consolidated public sector nominal deficit for the nine-month period ended September 30, 2006 was R$41.1 billion (2.7% of GDP), compared with the R$33.6 billion (2.4% of GDP) consolidated public sector nominal deficit for the corresponding period in 2005.

Public Debt

Brazil’s net public sector debt stood at R$1,039.8 billion (or 50.1% of GDP) on September 30, 2006, compared with R$957.0 billion (or 51.7% of GDP) on December 31, 2004 and R$1,002.5 billion (or 51.5% of GDP) on December 31, 2005. On September 30, 2006, Brazil’s consolidated net public sector external debt was a negative R$30.7 billion (or a negative 1.5% of GDP).

On September 30, 2006, Brazil’s U.S. dollar-indexed federal domestic debt securities totaled approximately R$21.1 billion (2.0% of all federal domestic debt securities), down from approximately R$26.4 billion (2.7% of all federal domestic debt securities) on December 31, 2005. The aggregate principal amount of the federal domestic debt securities indexed to the Over/Selic rate also declined to R$440.3 billion (41.5% of all federal domestic debt securities) on September 30, 2006 from R$507.2 billion (51.8% of all federal domestic debt securities on December 31, 2005. By contrast, fixed rate federal domestic debt securities increased to R$372.1 billion (35.0% of all federal domestic debt securities) on September 30, 2006 from R$293.9 billion (30.0% of all federal domestic debt securities) on December 31, 2005.

In September 2006, the average tenor of Brazil’s federal domestic debt securities was 29.7 months, a reduction from the average tenor of 33.2 months in December 2002 and 31.3 months in December 2003, but an increase from the average tenor of 28.1 months in December 2004 and 27.4 months in December 2005. In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of federal domestic fixed-rate debt securities contributed to a further reduction of the average maturity of Brazil’s domestic debt securities, because Brazil’s fixed-rate federal domestic debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Recent Economic Events and Policies” in Brazil’s Annual Report for 2005 on Form 18-K filed with the SEC on June 30, 2006. Of the R$1,061.9 billion in federal domestic debt securities outstanding on September 30, 2006, 40.0% were scheduled to mature on or before September 30, 2007.

On July 27, 2006, Brazil commenced an invitation to holders of 12.75% U.S. Dollar-Denominated Global Bonds due 2020, 8 7/8% U.S. Dollar-Denominated Global Bonds due 2024, 8 7/8% U.S. Dollar-Denominated Global Bonds due 2024, Series B, 10 1/8% U.S. Dollar-Denominated Unsecured Global Bonds due 2027 and 12 1/4% U.S. Dollar-Denominated Global Bonds due 2030 (collectively, the “Old Bonds”) to submit one or more offers to exchange such Old Bonds for 7.125% Global Bonds due 2037 (the “2037 Global Bonds”), on the terms and subject to the conditions set forth in the prospectus supplement dated July 27, 2006 to the prospectus dated October 24, 2005. The invitation expired at 3:00 P.M., New York City time, on August 2, 2006. Brazil issued U.S.$500,043,000 aggregate principal amount of 2037 Global Bonds pursuant to the invitation. In addition, Brazil paid an aggregate amount of U.S.$233,229,470.07 in cash representing the total of the difference between the exchange price for each series of Old Bonds and the re-offer price of the 2037 Global Bonds and an aggregate amount of U.S.$20,250,190.05 in cash equal to the accrued and unpaid interest (to but not including August 16, 2006, the settlement date) on each series of Old Bonds minus the accrued and unpaid interest (to but not including August 16, 2006, the settlement date) on the 2037 Global Bonds. The 2037 Global Bond re-offer price used for the purpose of determining the cash payment amounts was U.S.$996.84 per U.S.$1,000 principal amount of 2037 Global Bonds.

On September 5, 2006, the Government stated that it was modifying its previously announced program for the repurchase of certain external debt securities to include external debt securities scheduled to mature through 2012. The Government’s repurchase program had previously included external debt securities scheduled to mature through 2010, as well as Brazil’s Brady bonds. The modification to the repurchase program adds approximately U.S.$4.8 billion aggregate principal amount of external debt securities to the eligible securities covered by the Government’s repurchase program.

On September 13, 2006, Brazil issued R$1,600,000,000 aggregate principal amount of its 12.50% Global BRL Bonds due 2022. The Global BRL Bonds are denominated in reais, Brazil’s official currency. Principal of and interest on the Global BRL Bonds will be translated into, and payment of such principal and interest will be made in, U.S. dollars. The offering of Global BRL Bonds was Brazil’s second offering of real-denominated bonds in the international capital markets.

On October 13, 2006, Brazil issued R$650,000,000 aggregate principal amount of its 12.50% Global BRL Bonds due 2022. The Global BRL Bonds are a further issuance of, and form a single series with, the R$1,600,000,000 aggregate principal amount of Brazil’s outstanding 12.50% Global BRL Bonds due 2022 that were previously issued on September 13, 2006.

Brazil has signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, US$1,500,000,000 aggregate principal amount of its 6% Global Bonds due 2017. The settlement is expected to occur on November 14, 2006.